UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	SCHEDULE 13D
	(Amendment No. 7)

	Under the Securities Exchange Act of 1934


	Maxco, Inc.
	(Name of Issuer)

	Common Stock, $1,00 par value
	(Title of Class of Securities)

	577723-10-9
	(CUSIP Number)

	Melissa Dehn
	2219 Buchanan Road, Suite 7
	Antioch, CA  94509
	(925) 778-2390
	(Name, Address and Telephone Number of Person
	Authorized to Receive Notices and Communications)

	April 4, 2006
	(Date of Event which Requires
	Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 638560102	SCHEDULE 13D	Page 2 of 7



 1   Name of Reporting Person		ROI Capital Management, Inc.
     IRS Identification No. of Above Person

 2   Check the Appropriate Box if a Member of a Group*  (a) [ ]
                                                        (b) [ ]


 3   SEC USE ONLY



 4   Source of Funds                                         WC

 5   Check Box if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)             [ ]


 6   Citizenship or Place of Organization
     California
	871,492+7,000 IRA
     NUMBER OF         7   Sole Voting Power           878,492
     SHARES
     BENEFICIALLY      8   Shared Voting Power         -0-
     OWNED BY EACH
     REPORTING         9   Sole Dispositive Power      878,492
     PERSON
     WITH             10   Shared Dispositive Power    -0-

11   Aggregate Amount Beneficially Owned by Each Reporting Person
             878,492

12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
     Shares                   [ ]

13   Percent of Class Represented by Amount in Row 11
                   25.5%

14   Type of Reporting Person
                   CO, IA



CUSIP No. 638560102	SCHEDULE 13D	Page 3 of 7



 1   Name of Reporting Person		Mark T. Boyer
     IRS Identification No. of Above Person

 2   Check the Appropriate Box if a Member of a Group*  (a) [ ]
                                                        (b) [ ]


 3   SEC USE ONLY



 4   Source of Funds                                         WC

 5   Check Box if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)             [ ]


 6   Citizenship or Place of Organization
     United States
	871,492+57465 pers+IRA
     NUMBER OF         7   Sole Voting Power           928,957
     SHARES
     BENEFICIALLY      8   Shared Voting Power         -0-
     OWNED BY EACH
     REPORTING         9   Sole Dispositive Power      928,957
     PERSON
     WITH             10   Shared Dispositive Power    -0-

11   Aggregate Amount Beneficially Owned by Each Reporting Person
             928,957

12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
     Shares                   [ ]

13   Percent of Class Represented by Amount in Row 11
                   26.9%

14   Type of Reporting Person
                   IN



CUSIP No. 638560102	SCHEDULE 13D	Page 4 of 7



 1   Name of Reporting Person		Mitchell J. Soboleski
     IRS Identification No. of Above Person

 2   Check the Appropriate Box if a Member of a Group*  (a) [ ]
                                                        (b) [ ]


 3   SEC USE ONLY



 4   Source of Funds                                         WC

 5   Check Box if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)             [ ]


 6   Citizenship or Place of Organization
     United States
	871492+10000 pers+IRA
     NUMBER OF         7   Sole Voting Power           881,492
     SHARES
     BENEFICIALLY      8   Shared Voting Power         -0-
     OWNED BY EACH
     REPORTING         9   Sole Dispositive Power      881,492
     PERSON
     WITH             10   Shared Dispositive Power    -0-

11   Aggregate Amount Beneficially Owned by Each Reporting Person
             881,492

12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
     Shares                   [ ]

13   Percent of Class Represented by Amount in Row 11
                   25.6%

14   Type of Reporting Person
                   IN



CUSIP No. 638560102	SCHEDULE 13D	Page 5 of 7


Item 1.   Security and Issuer

This Schedule 13D ("Schedule") relates to shares of common stock, $1.00 par value (the "Common Stock"), of Maxco, Inc. (the
"Issuer").  The principal executive office of the Issuer is 1118
Centennial Way, Lansing, MI  48917.

Item 2.   Identity and Background

This Schedule is filed on behalf of ROI Capital Management, Inc.
("ROI, Inc."), Mark T. Boyer and Mitchell J. Soboleski
("Reporting Entities"), whose principal business office address is 17 E. Sir Francis Drake Blvd., Suite 225, Larkspur, CA 94939.

Reporting Entities can be deemed to have beneficial ownership due to the fact that Reporting Entities have dispositive authority of the reported securities held in advisory accounts of ROI Capital Management, Inc. ROI, Inc. does not own any of the reported securities directly, only through an interest in one or more of the advisory accounts. Mr. Boyer and Mr. Soboleski can be deemed having beneficial ownership of a portion of the reported shares that are held in personal or family owned accounts which are not managed by ROI, Inc.

ROI, Inc. is an investment advisor registered as such with the SEC. ROI, Inc. has 2 owners, Mark T. Boyer, President and
Mitchell J. Soboleski, Secretary.

None of ROI, Inc. or ROI, Inc.'s officers have, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).

None of ROI, Inc., or ROI, Inc.'s officers have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ROI, Inc. is a California corporation, and Mitchell J. Soboleski and Mark T. Boyer are United States citizens.

Item 3.   Source and Amount of Funds or Other Consideration

Funds for the purchases of Common Stock for accounts managed by ROI, Inc. were obtained from the working capital of advisory clients. Funds for the purchases of common stock for additional shares reported by Mr. Boyer and Mr. Soboleski were obtained from personal assets.



CUSIP No. 638560102        SCHEDULE 13D             Page 6 of 7


Item 4.   Purpose of Transaction.

The purchases of Common Stock were made solely for investment purposes. Depending upon market conditions and other factors, Reporting Entities may acquire additional securities of the Issuer, or alternatively, may dispose of some or all of the securities of the Issuer that it beneficially owns.

Item 5.   Interest in Securities of the Issuer

(a),(b) Reference is made hereby to Items 7-11 and 13 of pages two (2), three (3) and four (4) of this Schedule, which Items are incorporated by reference herein. Of the shares reported, a negligible number is owned by reporting persons directly, the majority is held in advisory accounts of ROI Capital Management, Inc.

(c) ROI Capital Management, Inc. effected the following purchase through registered broker-dealers in the last sixty days for its advisory accounts:

		Number of
	Date	Shares	Price/unit

	4/4/06	4,400	5.22

(d),(e)   Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer

     None.



CUSIP No. 638560102        SCHEDULE 13D             Page 7 of 7


Item 7.   Material to be Filed as Exhibits

     None.


Signatures

     After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:	April 12, 2006

	MITCHELL J. SOBOLESKI



	/s/ Mitchell J. Soboleski
	________________________
	By:  Mitchell J. Soboleski


DATED:	April 12, 2006

	MARK T. BOYER



	/s/ Mark T. Boyer
	________________________
	By:  Mark T. Boyer


DATED:	April 12, 2006

	ROI CAPITAL MANAGEMENT, INC.



	/s/ Mitchell J. Soboleski
	________________________
	By:  Mitchell J. Soboleski
	its: Secretary